Wessanen

02055261

82-/306

Koninklijke Wessanen nv

Corporate Development &
Communications

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 18
Telefax +31 (0)20 547 94 45
E-mail m.herweijer@wessanen-hq.com

Securities and Exchange Commission
Document Control
450 Fifth Street, N.W., Room 1004
Washington, D.C. 20549-0104
USA

SEC MAIL PROCESSING RECEIVED OCT 01 2002 WASH. D.C. 154 SECTION

Date September 27, 2002 Reference CD&C/IR/MH

Subject List of Foreign Issuers Exemption Rule

SUPPL

Dear Madam or Sir,

Please find enclosed our annual report 2001, our interim report 2002, and the press releases issued this year. To my knowledge a foreign private issuer has obtained an exemption to the obligation to register under Section 12(g) of the Securities Exchange Act of 1934 by filing its financial figures at the Securities and Exchange Commission. Koninklijke Wessanen nv benefited of this Exemption rule for many years.

Looking at the List of Foreign Issuers that have submitted information under the exemption relating to certain foreign securities (release no. 34-45855, International Series Release No. 1257), issued on May 1st 2002, I noticed that our company has not been included in this list anymore.

The only reasonable explanation for the absence of our company in this list, would be that the required documents sent to you, have not reached their destination. Therefore I would herewith like to file again our annual report 2001, our interim report 2002 and the press releases issued. I assume that our filing is correct and complete with the submittal of the enclosed documents and that our company will be included again in the exemption list mentioned above. I trust this submittal meets your requirements and look forward to receiving your confirmation.

PROCESSED
OCT 23 2002
THOMSON FINANCIAL

Please do not hesitate to contact me if you require any further information.

Kind regards,

Marlotte Herweijer
Corporate Development & Communications

Wessanen

Enclosures:

- Annual report 2001
- Interim report 2002
- Press Release 19-09-2002: Wessanen divests Leerdammer Company
- Press Release 03-09-2002: Notification of holding
- Press Release 28-08-2002: Divestments and US market influence Wessanen results
- Press Release 12-08-2002: Wessanen holds informative Shareholders Meeting
- Press Release 30-06-2002: Wessanen further reinforces position in UK wellness market with acquisition Kallo Foods
- Press Release 22-07-2002: Wessanen divests UK soup activities
- Press Release 17-06-2002: Wessanen announces contract with Wild Oats as primary distribution partner in United States
- Press Release 05-03-2002: Wessanen strengthens position in UK wellness market with acquisition Nature's Store
- Press Release 21-02-2002: Sale companies result in higher net income Wessanen
- Press Release 20-12-2001: Wessanen divests activities in Thailand
- Press Release 19-10-2001: Reduction of capital Wessanen approved
- Press Release 19-10-2001: Wessanen maintains outlook for full year 2001
- Press Release 03-10-2001: Wessanen to reduce number of outstanding shares with a maximum of 17%
- Press Release 26-09-2001: Divestiture of Wessanen's American dairy activities completed
- Press Release 29-08-2001: Increase mid year results Wessanen in line with expectations
- Press Release 08-08-2001: Wessanen further reduces interest in Campari
- Press Release 18-07-2001: Wessanen reinforces position in Canadian market
- Press Release 03-07-2001: Wessanen sells its stake in Campari
- Press Release 13-06-2001: Reinforcement of position in German health food market with acquisition of the Tartex, Dr. Ritter and Allos brands
- Press Release 13-06-2001: Outlook mid year and full year 2001
- Press Release 12-06-2001: Sale of Marigold and Cowley slowed due to additional anti-trust inquiries
- Press Release 19-04-2001: Wessanen divests US dairy companies, sales process Leerdammer on hold
- Press Release 04-04-2001: Wessanen reinforces position in natural food market in Benelux with participation in Natudis
- Press Release 04-04-2001: Current development Wessanen
- Press Release 09-03-2001: Wessanen strengthens position in the USA with acquisition of Food for Health
- Press Release 22-02-2001: Earnings per share increase by 22.1% to EUR 1.16
- Press Release 09-02-2001: Acquisition Zonnatura is Wessanen's next strategic step

Wessanen

press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 94 45
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, September 19, 2002
(08.30 a.m.)

Wessanen divests Leerdammer Company

The Executive Board of Koninklijke Wessanen nv announces that an agreement has been reached with Fromageries Bel S.A., Paris, France, regarding the sale of Leerdammer Company, Schoonrewoerd, the Netherlands, for an amount of EUR 190 million. The proceeds will be paid in cash and result in a book profit of approximately EUR 100 million. This transaction is subject to approval of the relevant competition authorities. Assuming timely receipt of this approval the transaction is expected to be completed during the fourth quarter of 2002.

The divestment of Leerdammer Company completes the sale of all of Wessanen's dairy activities as part of the wellness strategy to focus on its core natural, health and specialty foods operations. The proceeds will be used to further strengthen the balance sheet providing Wessanen with ample room to continue its expansion in this high growth market in Europe and North America.

Leerdammer Company focuses exclusively on the production and sale of high-quality cheese products for the European market under the Leerdammer brand name. Leerdammer is the largest brand of hard cheese in Europe. Annual sales of Leerdammer Company amounted to EUR 292 million in 2001.

Fromageries Bel is a French dairy company with activities in Europe, the United States and Northern Africa. Annual sales in 2001 amounted to over EUR 1.7 billion. The key brands of Fromageries Bel include La Vache qui Rit, Kiri, Port Salut and Mini Babybel. Leerdammer Company will become an important new activity and will have the opportunity to continue its growth via innovations and expanding its market positions.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Aletta Smaal, Communications Manager,
phone: +31 (0)20 547 94 51, email: a.smaal@wessanen-hq.com.

Wessanen

press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 94 45
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, September 3, 2002
(4.00 p.m.)

Notification of holding

The Executive Board of Koninklijke Wessanen nv announces the receipt from Delta Deelnemingen Fonds NV, Gouda, the Netherlands, of a notification of a 5.02% holding in the capital of the company. This procedure is in compliance with the Disclosure of major holdings in listed companies Act 1996.

Executive Board
Koninklijke Wessanen nv

Note for the editor:

For more information, please contact Aletta Smaal, Communications Manager, phone: +31 (0)20 547 94 51, email: a.smaal@wessanen-hq.com.

COMPANY PROFILE

Koninklijke Wessanen nv is a multinational food company based in the Netherlands which operates on the European, American and Canadian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.

Wessanen generates annual sales of EUR 3.9 billion. Shares of Koninklijke Wessanen nv are quoted on the stock exchanges in Amsterdam. Sponsored ADRs are traded in the United States.

Wessanen

press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
PO Box 410
NL-1180 AK Amstelveen
Phone +31 (0)20 547 94 51
Fax +31 (0)20 547 94 45
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, The Netherlands, August 28, 2002
(08.00 a.m.)

Divestments and US market influence Wessanen results

Key figures

in millions euro, unless stated otherwise	**First half-year 2002**	First half-year 2001	*pro forma** First half-year 2001
Net sales	**1,449.5**	2,115.7	1,458.1
EBITA	**36.6**	63.7	43.2
Net profit from ordinary activities before goodwill amortization	**21.6**	41.7	
Earnings per share from ordinary activities before goodwill amortization *(in euros)*	**0.31**	0.49	
Cash flow from operating activities	**83.4**	93.6	
Interim dividend *(in euros)*	**0.15**	0.15	

**Current activities, excluding US dairy companies, Thai chicken producer GFI and the participation in Campari*

Wessanen recorded sales of EUR 1,449.5 million in the first half of 2002. As far as the current activities are concerned, net sales remained more or less equal as compared with the first half of 2001. The EBITA of the current activities decreased to EUR 36.6 million in the first half-year of 2002 (first half-year 2001: EUR 43.2 million).
The earnings per share amount to EUR 0.31 (2001: EUR 0.49). The balance sheet enhanced as a result of a strong cash-flow.

Commentary Mac Zondervan, Chairman of the Executive Board
"As we announced in February, the results for the first half-year have been clearly influenced by the divestment of our US dairy companies, GFI, and our participation in Campari. When I look further at the results of the current activities, I am generally satisfied with regard to our European activities. The growth of our strong natural food brands, in particular, shows that we are operating with the right brands in the right market. In the US, however, the situation is different. Here we are under pressure. The continuing economic recession is prompting US

retailers to look for cost reductions. This is causing loss of sales and pressure on profit margins. To deal with this, we shall intensify the current reorganization process; this will lower our cost base and enable us to focus even more on being a competitive and innovative supply chain partner."

Outlook for 2002

In line with the outlook stated upon the publication of the annual results in February 2002, Wessanen maintains its expectation for further growth in the results of the European core operations in 2002. However, when the outlook for the US operations was announced, it was assumed that the economy would recover in the second half of 2002. There are no signs of this so far. Recent notification of the termination of specialty food sales agreements, which will become effective in the second half of 2002, combined with disappointing July results at Tree of Life North America, will put even more pressure on the results. Based on these factors Wessanen cannot maintain its original forecast of earnings per share of EUR 0.85. This means that, assuming the current dollar exchange rate of EUR 0.98 for the second half of 2002, Wessanen expects earnings per share before goodwill amortization of EUR 0.71, which is based upon a net profit before goodwill of EUR 50 million for current activities for the whole of 2002.

Long-term strategy and outlook for 2003

The Wessanen strategy focuses primarily on strengthening its market positions by investing in strong brands, expanding the distribution network in natural and specialty foods, and product innovation.

Since the implementation of the wellness strategy in October 2000 Wessanen has built a European natural and specialty foods platform based on strong brands and excellent market positions. Also, the company has successfully divested its American dairy companies, GFI, Telford Foods and its share in Campari, resulting in a strong balance sheet and thus enabling Wessanen to further execute its wellness strategy. Furthermore, the existing activities have made important steps towards a successful future in wellness. Currently, the US business is being reorganized, focussing on cost control and marketing effectiveness.

As a result of internal measures taken, such as regionalization savings at Tree of Life North America and the absence of one-off costs, combined with further integration at Tree of Life Europe, specific profit improvement plans for Cereals and new sales through Wild Oats, Wessanen expects for 2003 an increase of its earnings per share before goodwill amortization of at least 15% to EUR 0.82.

As stated before, the long-term target of Wessanen for the period 2002-2006 is an average annual growth of at least 10% in earnings per share before goodwill amortization.

Interim dividend

The interim dividend over the first half of 2002 remains unchanged at EUR 0.15. Based on our strong balance sheet and our confidence in the performance for the years 2003 and beyond, we foresee that the dividend for the whole of 2002 will also remain unchanged at EUR 0.58.

Quarterly reports

To further improve the transparancy of the development of the results and strategic actions Wessanen will already start publishing quarterly reports in the third quarter of 2002.

Corporate Governance

At today's informative Shareholders' Meeting Wessanen will brief its shareholders on its intention to terminate the limited convertibility of depositary receipts, thereby according the shareholders unlimited voting rights. This proposal goes further than the expected changes to the legislation on corporate governance, as the unlimited convertibility will apply permanently. After this intention has been discussed at today's meeting it will be brought forward in a concrete proposal which will then be addressed at the next Annual Shareholders' Meeting.

Wessanen

Operating results per group over the first half of 2002

Natural & Specialty Foods

Results total group

in millions euro, unless stated otherwise	**First half-year 2002**	First half-year 2001
Net sales	**1,112.3**	1,117.1
EBITA	**32.6**	33.4
ROS	**2.9%**	3.0%
Average capital employed	**521.0**	507.4
ROI	**12.5%**	13.2%
Increase in economic premium	**(5.4)**	(14.3)
Average goodwill	**390.1**	320.1
ROIC	**7.2%**	8.1%

In the first half-year of 2002 the combined sales of the companies in this group totaled EUR 1,112.3 million, which is more or less equal to the figure for the first half of 2001. The EBITA decreased by 2.4% from EUR 33.4 million in the first half of 2001 to EUR 32.6 million in the first half of 2002.

Results Tree of Life Europe

in millions euro, unless stated otherwise	**First half-year 2002**	First half-year 2001
Net sales	**198.8**	160.2
EBITA	**11.1**	8.5
ROS	**5.6%**	5.3%

Despite difficult market conditions, particularly in Germany, Tree of Life Europe recorded a satisfying result. Sales increased by 24.1% through acquisitions, against a negative autonomous growth of -1%. The ROS increased from 5.3% to 5.6%. The most important brands developed positively, with growing sales and consumer appreciation. The integration of the European natural and specialty foods operations which were acquired in 2000 and 2001, into a streamlined European wellness platform is proceeding according to plan. The UK distribution company, Nature's Store, which was acquired in March, has made a positive contribution to the operating results of Tree of Life Europe. The acquisition of Kallo Foods in July of this year will further strengthen our position in the UK market.

Results Tree of Life North America

in millions euro, unless stated otherwise	**First half-year 2002**	First half-year 2001
Net sales	**913.5**	956.9
EBITA	**21.5**	24.9
ROS	**2.4%**	2.6%

The results of Tree of Life North America were disappointing. Though the sales of natural foods increased by 4%, autonomous sales decreased by 5%. This was caused primarily by the pressure on the specialty food sales in the supermarket channel. This pressure is the result of the economic situation in the United States, which is increasingly forcing retailers to lower their costs and to rationalize their distribution. Accordingly, we were recently informed that we will lose specialty foods business at a number of customers, resulting in a sales loss of EUR 50 million in the second half of 2002. An additional reorganization has been initiated to mitigate the effect of the sales loss. This will involve an additional cut-back of some 200 positions in the second half of 2002 and another 200 jobs in the first half of 2003.

In order to respond better to the difficult market conditions Tree of Life North America will focus more on the strong growth in the sales channel of 'supernaturals'. A contract has therefore been signed with Wild Oats Market, Inc. (effective from September 1, 2002) for the distribution of natural and organic foods and specialties in the United States. As the primary distribution partner of Wild Oats, which runs chains of specialty stores for natural and organic foods, Tree of Life North America is now strongly represented in the American 'supernaturals' as well as in the sales channels of independent health food stores and the mainstream supermarkets. The distribution agreement is expected to generate annual sales of more than EUR 150 million.

In 2002, Tree of Life North America started optimizing the efficiency of its distribution network by merging distribution centers and reducing its workforce by 400 to 500 jobs. Provisions were already in place for this in 2001. The regionalization is on track to deliver savings of EUR 3 million by the end of 2002 and a total of EUR 9 million by 2003. All the regional management teams are installed, part of the staff cuts have been implemented and two distribution centers have been merged. The remaining implementation of the regionalization process will be intensified in response to the economic situation and the prospective loss of specialty food sales. These measures will structurally reposition the company's supply chain role and is expected to be completed at the end of 2003.

Cereals

Results

in millions euro, unless stated otherwise	**First half-year 2002**	First half-year 2001
Net sales	**121.8**	113.8
EBITA	**4.6**	6.5
ROS	**3.8%**	5.7%
Average capital employed	**100.8**	98.1
ROI	**9.1%**	13.2%
Increase in economic premium	**(1.9)**	(2.1)
Average goodwill	**81.1**	81.1
ROIC	**5.1%**	7.3%

The sales volumes for breakfast cereals were higher than anticipated, especially on the European continent. However, higher production costs in the UK, higher prices for raw materials and losses at Telford Foods caused the EBITA of Cereals to decrease to EUR 4.6 million in the first half of 2002 (first half-year 2001: EUR 6.5 million). In the meantime, steps are being taken to lower the production costs and improve efficiency.

In July of this year, UK-based Telford Foods was sold with a limited book loss to Brand Partnership Ltd., Leeds, UK. The production of dry soups no longer fits in with Wessanen's strategic focus on wellness.

Convenience Food

Results

in millions euro, unless stated otherwise	**First half-year 2002**	First half-year 2001*
Net sales	**81.8**	80.9
EBITA	**4.6**	3.9
ROS	**5.6%**	4.8%
Average capital employed	**54.8**	52.9
ROI	**16.8%**	14.7%
Increase in economic premium	**0.7**	(1.4)
Average goodwill	**90.1**	90.1
ROIC	**6.3%**	5.5%

**These figures do not include GFI, the Thai producer of chicken products, which was divested in December 2001.*

In the first half of 2002 CFG recorded a limited autonomous growth despite a difficult German market. The results were positively influenced by a reduction in the costs of raw materials. Both the ROS and ROIC developed positively.

Dairy Europe

Results

in millions euro, unless stated otherwise	**First half-year 2002**	First half-year 2001
Net sales	**133.6**	146.3
EBITA	**1.4**	3.1
ROS	**1.0%**	2.1%
Average capital employed	**62.5**	80.6
ROI	**4.5%**	7.7%
Increase in economic premium	**(0.7)**	(4.1)
Average goodwill	**7.3**	7.3
ROIC	**4.0%**	7.1%

In line with expectations, the results for the first half of 2002 show a structural improvement compared with the second half of 2001. This positive trend is expected to continue in the second half of 2002.

However, compared with the first half of 2001, the sales of Leerdammer Company showed a strong decrease because of the discontinuation of the sales of unbranded products and divestments of some minor brands. The latest introduction of Leerdammer Company, Leerdammer Caractère, is surpassing expectations.

Milk prices are expected to decrease over 2002. We have cautiously assumed only a limited decrease in the first half of this year.

Other financial aspects

Amortization of goodwill increased in the first half-year from EUR 0.6 million in 2001 to EUR 4.1 million in 2002. Since 2001, goodwill on acquisitions has been capitalized and amortized over the anticipated life expectancy. In the past, acquired goodwill was charged direct to equity.

The interest charges decreased to EUR 8.0 million (first half-year 2001: EUR 23.5 million) largely as a result of the sale of the US dairy companies in September 2001.

As at June 30, 2002, net interest-bearing debts amounted to EUR 210.9 million (December 31 2001: EUR 255.9 million).

The tax rate for the first half-year increased to 30% (2001: 26%) due to the increased amortization of goodwill, most of which is non-deductible.
The cash flow from operating activities amounted to EUR 83.4 million in the first half-year of 2002 (first half-year 2001: EUR 93.6 million).
Net investments in fixed assets decreased from EUR 48.4 million in the first half of 2001 to EUR 16.2 million in the first half of 2002, which is lower than the depreciation charges.

Important dates

November 26, 2002:	Publication of the quarterly figures Q3-2002
February 20, 2003:	Publication of the annual figures 2002
April 2, 2003:	Annual Shareholders' Meeting
May 15, 2003:	Publication of the quarterly figures Q1-2003
August 28, 2003:	Publication of the interim figures 2003
November 20, 2003:	Publication of the quarterly figures Q3-2003

About Koninklijke Wessanen

Koninklijke Wessanen nv is a multinational food company based in the Netherlands, which operates in the European, American and Canadian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.

Appendix

Interim figures 2002 - Koninklijke Wessanen nv

Note on Forward-Looking Statements

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Wessanens ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Wessanen does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

Note to the editors:

If you have any questions, please contact Aletta Smaal, Communication Manager,
Tel: +31 (0)20 547 94 51; e-mail: a.smaal@wessanen-hq.com

Interim Statement 2002 – KONINKLIJKE WESSANEN NV

Consolidated income statement

in millions euro	**First half-year 2002**	First half-year 2001
Net sales	**1,449.5**	2,115.7
Operating expenses	**(1,412.9)**	(2,052.0)
EBITA (Operating result before amortization of goodwill)	**36.6**	63.7
Amortization of goodwill	**(4.1)**	(0.6)
EBIT (Operating result)	**32.5**	63.1
Financial income and expenses, net	**(8.0)**	(23.5)
Income from ordinary activities before taxes	**24.5**	39.6
Income taxes	**(7.4)**	(10.4)
Income from participations and minority interests	**0.4**	11.9
Net income from ordinary activities	**17.5**	41.1
Net income from ordinary activities before amortization of goodwill	***21.6***	*41.7*

Consolidated balance sheet

In millions Euro	**June 30, 2002**	December 31, 2001
Fixed assets	**511.6**	523.8
Current assets	**754.9**	862.3
	1,266.5	1,386.1
Group equity	**564.0**	589.4
Provisions	**50.2**	55.2
Long-term liabilities	**167.0**	180.7
Current liabilities	**485.3**	560.8
	1,266.5	1,386.1

Financial highlights

	First half-year 2002	First half-year 2001
ROS *	**2.5 %**	3.0 %
Average capital employed	**739.1**	991.7
ROI **	**9.9 %**	12.7 %
Increase economic premium	**(0.9)**	(23.3)
Average goodwill	**568.7**	649.8
ROIC ***	**5.6 %**	7.7 %
Group equity as a percentage of total assets	**44.5 %**	42.5 %
EBITDA/interest ratio	**7.2**	4.0

Financial information per share *(in eurocents)*

Net income from ordinary activities before amortization of goodwill	**30.6**	49.3
Net income	**24.8**	48.6
Interim dividend	**15.0**	15.0
Average number of shares outstanding	**70,491,751**	84,571,233
Number of shares as per June 30, 2002, resp. December 31,2001	**72,588,501**	72,588,501

* EBITA as percentage of sales

** EBITA as percentage of the average capital employed, excluding goodwill paid in the past.

*** EBITA as percentage of the average capital employed, including goodwill paid in the past

Consolidated statement of cash flows

in millions euro	First half-year 2002	First half-year 2001
Operating activities		
Net income from ordinary activities after taxes	17.5	41.1
Depreciation property, plant and equipment	20.9	29.9
Amortization goodwill	4.1	0.6
	42.5	71.6
Changes in working capital and provisions	41.8	25.4
Income from investments in associates and minority interests	(0.9)	(3.4)
Cash flow from operating activities	83.4	93.6
Investments		
Property, plant and equipment	(16.2)	(48.4)
Financial fixed assets	(5.6)	(6.5)
Purchase price acquisitions	(13.7)	(53.1)
Cash flow from investment activities	(35.5)	(108.0)
Financing		
Long-term liabilities	5.5	-
Current liabilities	(1.8)	41.2
Purchase of own shares	(2.7)	(4.5)
Dividend paid	(31.2)	(37.3)
Cash flow from financing activities	(30.2)	(0.6)
	17.7	(15.0)
Change in cash		

Shareholder's equity	June 30, 2002	December 31, 2001
Balance of beginning year	586.1	473.1
Net income	17.5	239.0
Interim dividend	(9.6)	(12.3)
Final dividend	-	(30.7)
Goodwill	(1.6)	51.0
Translation adjustments	(27.8)	2.0
Reduction share holders equity	-	(134.0)
Purchase of own shares for the benefit of personnel options	(3.5)	(5.8)
Increase due to exercised personnel options	-	3.8
Balance June 30, 2002, resp. December 31, 2001	561.1	586.1

Wessanen

press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 94 45
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, August 12, 2002
(5.45 p.m.)

Wessanen holds informative Shareholders Meeting

In order to improve communication between the company and its shareholders the Executive Board of Koninklijke Wessanen nv announces that an informative Shareholders Meeting will be held on Wednesday August 28, 2002, at 2 p.m. at the Hilton hotel in Amsterdam. This is in line with shareholders' request for more intensive sharing of information as made during the Annual General Meeting of Shareholders in April 2002. During the meeting the following items will be discussed: notes to the interim results 2002, outlook on the results of 2002 and following years, corporate strategy and Corporate Governance.

Executive Board
Koninklijke Wessanen nv

Note for the editor:

For more information, please contact Aletta Smaal, Communications Manager, phone: +31 (0)20 547 94 51, email: a.smaal@wessanen-hq.com.

COMPANY PROFILE

Koninklijke Wessanen nv is a multinational food company based in the Netherlands which operates on the European, American and Canadian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.

Wessanen generates annual sales of EUR 3.9 billion. Shares of Koninklijke Wessanen nv are quoted on the stock exchanges in Amsterdam. Sponsored ADRs are traded in the United States.

Wessanen

press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 94 45
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, July 30, 2002
(9.15 a.m.)

Wessanen further reinforces position in UK wellness market with acquisition Kallo Foods

The Executive Board of Koninklijke Wessanen nv announces that an agreement has been reached to acquire Kallo Foods Ltd, based in Wormley, United Kingdom.

Kallo is the leading brand for an organic product range in the United Kingdom. This extensive range includes healthy products such as rice cakes and breadsticks. Kallo Foods' products are available at most supermarkets and the better health food shops in the United Kingdom. Kallo Foods has sales of approximately EUR 22.5 million.

This acquisition is the next step in executing Wessanen's wellness strategy to further concentrate on natural and specialty foods for the health and quality conscious consumer. Kallo Foods offers Wessanen a strong brand with a premium quality in the UK organic food market. Kallo Foods will be part of Wessanen's Tree of Life Europe division. Following the acquisition of Nature's Store in March of this year, the acquisition of Kallo Foods will further strengthen the existing activities and brands in the United Kingdom.

Mac Zondervan, chairman of the Executive Board, comments: "Kallo Foods adds strength to our core activities in the field of natural and specialty foods. It provides us with a well positioned brand, a nice product range and a well-managed organization. And it broadens our UK base, consisting of Brewhurst, Nature's Store and now Kallo Foods, which gives us brand presence in both supermarkets and natural food stores."

Wessanen

The acquisition will be paid in cash and will directly contribute to the earnings per share before amortization of goodwill.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Aletta Smaal, Communications Manager,
phone: +31 (0)20 547 94 51, email: a.smaal@wessanen-hq.com.

COMPANY PROFILE

Koninklijke Wessanen nv is a multinational food company based in the Netherlands which operates on the European, American and Canadian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.
Wessanen generates annual sales of EUR 3.9 billion. Shares of Koninklijke Wessanen nv are quoted on the stock exchanges in Amsterdam. Sponsored ADRs are traded in the United States.

Wessanen

press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 94 45
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, July 22, 2002
(10.00 a.m.)

Wessanen divests UK soup activities

The Executive Board of Koninklijke Wessanen nv announces that the activities of Telford Foods Ltd, Shropshire, United Kingdom, have been sold to Brand Partnership (Holdings) Ltd, Leeds, United Kingdom.

The divestiture of Telford Foods is the next step in the implementation of Wessanen's wellness strategy focusing on natural and specialty foods for the health and quality conscious consumer. The production of dry soups no longer fits in with this strategic focus.

Annual sales of Telford Foods amounted to approximately EUR 24 million in 2001 with a limited negative result. The activities were sold with a modest book loss.

Brand Partnership is a food company in the United Kingdom, specializing in the production of dried food components.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Aletta Smaal, Communications Manager, phone: +31 (0)20 547 94 51, email: a.smaal@wessanen-hq.com.

COMPANY PROFILE

Koninklijke Wessanen nv is a multinational food company based in the Netherlands which operates on the European, American and Canadian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.
Wessanen generates annual sales of EUR 3.9 billion. Shares of Koninklijke Wessanen nv are quoted on the stock exchanges in Amsterdam. Sponsored ADRs are traded in the United States.

Wessanen

press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 95 29
Telefax +31 (0)20 547 95 01
E-mail t.grefte@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, June 17, 2002
(08:30 a.m.)

Wessanen announces contract with Wild Oats as primary distribution partner in United States

The Executive Board of Koninklijke Wessanen nv announces that Tree of Life North America, its natural & specialty foods distributor in the United States and Canada, has signed a distribution contract with Wild Oats Markets, Inc., commencing September 1, 2002, as its primary national distribution partner for natural, organic and specialty food products in the United States. The contract is expected to generate sales of over EUR 150 million.

Wild Oats is a nationwide chain of natural and organic food markets in the U.S. and Canada. With annual sales of nearly USD 900 million, the company currently operates 102 stores in 23 states and British Columbia, Canada. The company's natural and organic food stores include Wild Oats Natural Marketplace, Henry's Marketplace, Nature's – a Wild Oats Market, Sun Harvest and Capers Community Markets.

Tree of Life North America, with sales of over EUR 2 billion, has established itself as the leading premier distributor of natural and specialty foods in the United States and Canada. Besides the sales channels of Natural Food Stores and Supermarkets across North America, becoming the primary distribution partner for Wild Oats expands Tree of Life's services to the trade channel for dynamic American Supernaturals, a marketplace of large professional chains specializing in natural and organic food stores that, in the past years, have continued to show strong growth.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Timo de Grefte, Corporate Staff Director Corporate Development & Communications, phone: +31 (0)20 547 95 29, e-mail: t.grefte@wessanen-hq.com.

Wessanen

press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 95 01
E-mail a.smaal @wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, March 5, 2002
(8.30 a.m.)

Wessanen strengthens position in UK wellness market with acquisition Nature's Store

The Executive Board of Koninklijke Wessanen nv announces the acquisition of Nature's Store, based in Stoke-on-Trent, United Kingdom, effective March 1, 2002.

Nature's Store is a national distributor of ambient health food products to primarily specialized stores in the United Kingdom. The company offers over 6,000 products, including vitamins, supplements and herbs, health food and beverages.
In 2001, Nature's Store's annual sales amounted to approximately EUR 30 million. The acquisition was paid in cash and will directly contribute to the earnings per share.

The acquisition is in line with Wessanen's strategy to further concentrate on healthy, natural foods and specialties for the health and quality conscious consumer. Nature's Store will be part of Wessanen's division Tree of Life Europe and will strengthen the existing activities and brands in the United Kingdom through improved logistics, trade marketing and new outlets.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Aletta Smaal, Communications Manager, phone: +31 (0)20 547 94 51, e-mail: a.smaal@wessanen-hq.com.

Wessanen

press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 94 45
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, February 21, 2002
(1:00 pm)

Sale companies results in higher net income Wessanen

Results 2001 Wessanen meet expectations

- EBITA core activities increases by 18% to EUR 100 million (2000: EUR 85 million)
- Sales from core activities increase by 9% to EUR 2,724 million, overall sales amount to EUR 3,968 million (2000: EUR 3,934 million)
- Net income from ordinary activities* in line with previously announced expectations: EUR 78 million (2000: EUR 98 million)
- Net income including extraordinary profits and losses: EUR 239 million (2000: EUR 98 million)
- Earnings per share from ordinary activities*: EUR 0.94 (2000: EUR 1.16)

Wellness strategy implementation on schedule

- Acquisitions: Zonnatura, Food for Health, Corposan, Preisco/Jentash Foods and a 41% participation in Natudis
- Divestment of U.S. dairy companies, operations in Thailand and the stake in Campari, on balance extraordinary gain of EUR 195 million
- Extraordinary charge of EUR 30 million, mainly for reorganization Tree of Life North America

Outlook 2002

- EBITA increase current activities approximately 15%
- Maximum 10% decrease earnings per share before amortization of goodwill

**before amortization of goodwill (EUR 4 million)*

General

The results of Wessanen for 2001 are in line with the expectations announced in June 2001.

Sales from core activities increased by EUR 228 million to EUR 2,724 million. Overall sales increased marginally, amounting to EUR 3,968 million compared with EUR 3,934 million in 2000. Exchange rate effects contributed EUR 91 million to sales, while the net effect of acquisitions and divestments resulted in a negative balance of EUR 37 million. Autonomous sales growth was 0.5% negative.

Wessanen

The EBITA from core activities increased by 18% to EUR 100 million (2000: EUR 85 million). Favorable results of Tree of Life Europe and the Convenience Food Group amply compensated a decrease in the EBITA from the other core activities.
The total EBITA, including the dairy companies, was EUR 125 million, compared with EUR 154 million in the previous year. This decrease is explained by the fact that the U.S. dairy companies, which were sold in September 2001, contributed to the result for only nine months and by the sharp decrease in the result of Leerdammer Company, largely due to the strong increase in milk prices.

As a result of the portfolio changes pursued by Wessanen in view of the wellness strategy initiated in 2000, net income from ordinary activities before amortization of goodwill decreased, as expected, by 20% to EUR 78 million.
The overall net income increased in 2001 by EUR 141 million to EUR 239 million. This includes extraordinary profits and losses (on balance a profit of EUR 165 million). This extraordinary gain includes the sale of the U.S. dairy companies (EUR 101 million), the Thai company Golden Foods International (EUR 24 million negative), and the 33% stake in Campari (EUR 118 million) plus an extraordinary charge of EUR 30 million, consisting mainly of a reorganization charge for Tree of Life North America.

The earnings per share from ordinary activities before amortization of goodwill amounts to EUR 0.94 (2000: EUR 1.16). The reduction of the share capital through the buy-back of company shares and a 'reversed stock split' hardly affected this figure, as these transactions took place towards the end of 2001.

The results of Tree of Life North America show that, after a disappointing first half-year, the EBITA as a percentage of sales recovered in the second half-year, thus over the whole year remaining at the same level as in 2000. Sales have, however, decreased, as a result of a declining vitamins, minerals and supplements (VMS) market, the deliberate discontinuation of unprofitable sales and some products 'going direct' (vendors going direct to retailers).

In order to enhance efficiency of the company, Tree of Life North America will continue to execute the optimization of its distribution network, as initiated in 2001. Hence an extraordinary charge of EUR 20 million net has been included in the results for merging distribution centers and for redundancy arrangements for between 400 and 500 employees at Tree of Life North America. In the mid-term this reorganization will generate annual savings of at least EUR 10 million. However, as the reorganization will take two years, the savings in 2002 will be limited.

Wessanen

Strategic actions

In 2001 Wessanen realized nearly all planned strategic actions.

Acquisition of 'wellness' companies

In the past year, Wessanen acquired several European and North American companies which fit into its wellness strategy. The total annualized sales of these companies are around EUR 205 million. As a result of these acquisitions, Wessanen now has a leading position in the Canadian, Dutch and Belgian wellness markets, in addition to its existing market leadership in the United States and France. The company has also attained a strong position in Germany.

Aligning these companies into integrated units in Europe and North America was started in 2001 and will be continued in the year ahead.

Divestment of non-strategic activities

In early July 2001, during the successful Initial Public Offering of Campari, Wessanen sold almost its entire 35% stake in this company. The total proceeds from the sale amounted to EUR 300 million. The remaining 1.8% of this participation was sold in February 2002.

The divestment of Wessanen's U.S. dairy operations was completed in September 2001, with proceeds amounting to USD 400 million.

At the end of 2001 Golden Foods International in Thailand, the Thai chicken products company, was divested for a sum approximately equal to the book value of its assets.

Transformation of the Wessanen organization

In the past year, the entire Wessanen organization has worked to develop a corporation that is managed from one central strategy.

Outlook

With the implementation of the wellness strategy now well underway, Wessanen is excellently positioned for the future. For 2002, we expect an EBITA increase of approximately 15% for our current activities (excluding the in 2001 divested U.S. dairy companies and Golden Foods International), not regarding possible acquisitions and at current exchange rates.

However, it should be noted that the size and timing of the divestments will have a significantly negative effect on net income from ordinary activities before amortization of goodwill in 2002 compared to 2001, since in 2001 the American dairy companies and Golden Foods International contributed EUR 36 million to the EBITA and Campari contributed EUR 11 million to the net income. However, the buy-back of shares, which was effected at the end of 2001, will somewhat compensate for this on the earnings per share. The earnings per share before amortization of goodwill will not decrease more than

10%. However, in view of the timing of the divestments in 2001 this decrease will turn out to be stronger in the first half of 2002.
For the coming five years Wessanen expects a growth in earnings per share before amortization of goodwill of at least 10% per year on average.

Dividend

It will be proposed to the General Shareholders' Meeting that the dividend for the financial year 2001 will amount to EUR 0.58 per share (2000: EUR 0.58), to be paid entirely in cash as from April 17, 2002. Based on current stock exchange prices, this translates in a dividend yield of approximately 6%.

Results per group in 2001

Natural & Specialty Foods

in millions euro	**2001**	2000
Net sales	**2,250.5**	2,056.8
EBITA	**75.1**	64.6
ROS	**3.3%**	3.1%
Average capital employed	**515.6**	409.8
ROI	**14.6%**	15.8%
Increase economic premium	**(17.1)**	(32.3)
Average goodwill	**354.8**	242.4
ROIC	**8.6%**	9.9%

NB: The figures for 2000 have been adjusted and now include those of American Beverage Corporation.

The combined sales of the companies in this group amounted to EUR 2,250.5 million in 2001, an increase of 9.4% compared with 2000. The companies acquired in 2000 and 2001 were the prime contributors to the increase in net sales of EUR 194 million. The healthy autonomous growth of Tree of Life Europe of 5.9% could not completely compensate the 6.6% decrease at the larger Tree of Life North America. The EBITA increased by 16% from EUR 64.6 million in 2000 to EUR 75.1 million in 2001.

For the year 2001 the EBITA as a percentage of sales (ROS) of Tree of Life North America remained at the same level as 2000. After a disappointing first half-year, there was a marked improvement in the second half-year. The ROS (3.5%) in the second half of 2001 improved in comparison with the same period in 2000 (3.0%). Moreover, in the second half of 2001 the loss of sales lessened compared to the first half-year of 2001. On balance, sales for the full year slightly decreased. This was caused by a declining VMS market, the

deliberate discontinuation of unprofitable sales and some products 'going direct' (vendors going direct to retailers). It is also with a view to the continuous changes in the product range that Tree of Life is focusing strongly on the selection of new, innovative and trendsetting wellness products and on the introduction of more flexibility into its organization and services. In 2002 Tree of Life North America will take measures to continue to execute the optimization of its distribution network, as initiated in 2001. For this reorganization, an extraordinary charge after taxes of around EUR 20 million was taken.

The results of Tree of Life Europe, which distributes mainly its own brands, developed positively. The ROS amounted to 5.7% (2000: 4.7%). Increasing consumer awareness fueled by the problems in the meat industry has contributed to substantial growth in this market. In relative terms, the strongest growth has taken place in the supermarket channel. The specialized stores are currently increasing their capacity and professionalism. This trend is of vital importance to continued market growth. Our sales in Europe showed autonomous growth of 5.9%.

In line with the wellness strategy, a number of European and North American companies were acquired in 2001, thereby acquiring or solidifying market leadership in strategic key markets. In March 2001 Tree of Life North America acquired the distribution activities of Food for Health, Co., Inc. The acquisition of Preisco/Jentash Foods in July 2001 resulted in a further expansion of Wessanen's network in the Canadian supermarket and foodservice channel.

The acquisitions of Boas (end 2000), the Zonnatura brand, the 41% participation in Natudis, and the Belgian company Bioservice (acquired via Natudis) have made Wessanen market leader in Belgium and the Netherlands.

The purchase of Corposan (Germany), with the large brands Tartex, Dr Ritter and Allos in the natural food channel, has given us a good starting position for further expansion in Germany.

In 2001 American Beverage Corporation experienced limited growth in its sales and pressure on its sales prices, causing the results for 2001 to decrease compared to 2000.

In 2002 the Natural & Specialty Foods activities are expected to resume autonomous sales growth and achieve a higher EBITA. The reorganization and the implementation of the ERP system will generate annual savings of at least EUR 10 million in the mid-term. However, as the reorganization will take a maximum of two years, the effects of the savings on the results for 2002 will be limited.

Cereals

in millions euro	**2001**	2000
Net sales	**231.1**	232.6
EBITA	**11.9**	20.5
ROS	**5.1%**	8.8%
Average capital employed	**94.0**	100.5
ROI	**12.7%**	20.4%
Increase economic premium	**(8.0)**	2.8
Average goodwill	**81.2**	81.1
ROIC	**6.8%**	11.3%

The sales of Cereals amounted to EUR 231.1 million in 2001, a decrease of 0.6% compared with 2000. The EBITA decreased from EUR 20.5 million in 2000 to EUR 11.9 million in 2001.

In 2001 the EBITA was impacted by fierce competition and the one-off costs of the introduction of a new Enterprise Resource Planning (ERP) system in France, causing the ROS to decrease from 8.8% in 2000 to 5.1% in 2001.

Dailycer will continue its cost-control policy in order to improve the margins in the competitive markets in which it operates. Sales of high-margin specialties, especially cereal bars, are expected to grow in 2002 while the sales of traditional breakfast cereals will continue at the level of 2001. This will lead to a slight increase in sales and improve profitability.

Convenience Food

in millions euro	**2001**	2000
Net sales	**241.9**	206.3
EBITA	**19.8**	9.8
ROS	**8.2%**	4.8%
Average capital employed	**78.6**	76.7
ROI	**25.2%**	12.8%
Increase economic premium	**10.4**	3.3
Average goodwill	**145.0**	144.8
ROIC	**8.9%**	4.4%

In 2001 the Convenience Food Group (CFG) achieved strong sales growth, driven by the success of Beckers and a firm recovery of the Thai company, Golden Foods International (GFI), which was divested in December 2001. The ROS also increased from 4.8% to 8.2%, despite disappointing results from KK-Convenience in Germany.

The absence of the EBITA of GFI (EUR 12 million against sales of EUR 80 million) will lead to lower results in 2002. We do expect to be able to increase the EBITA of CFG by continuing the success of Beckers and by the integration of KK-Convenience into the German Beckers organization.

Dairy Europe

in millions euro	**2001**	2000
Net sales	**292.3**	304.9
EBITA	**1.1**	20.2
ROS	**0.4%**	6.6%
Average capital employed	**75.3**	85.1
ROI	**1.5%**	23.7%
Increase economic premium	**(17.9)**	0.4
Average goodwill	**7.3**	7.3
ROIC	**1.3%**	21.9%

The sales of Leerdammer Company amounted to EUR 292.3 million in 2001, a decrease of 4.1% compared with 2000. The EBITA decreased from EUR 20.2 million in 2000 to EUR 1.1 million in 2001.

The EBITA of Leerdammer Company came under heavy pressure in 2001 as a result of increased milk prices, which could not immediately be passed on to the customers. Market conditions were especially difficult in Germany, partly as a result of changes in the German sales organization.

Autonomous growth of the Leerdammer brand was 2%. The total sales was lower than in the previous year because non-strategic activities were divested. The related production capacity was sold at the end of 2000. Furthermore, Interform, which operated only in the wholesale sector, was also sold. The packaging company in Val de Reuil was closed and the activities were transferred to Leerdammer's prepackaging facility in Wageningen, the Netherlands. An extraordinary charge of EUR 5 million net has been taken.

The company anticipates that the structural measures taken in 2000 and 2001 will contribute to an improvement in the results for 2002.

Dairy USA

in millions euro	**2001**	2000
Net sales	**952.1**	1,133.2
EBITA	**23.4**	49.2
ROS	**2.5%**	4.3%
Average capital employed	**163.8**	202.9
ROI	**14.3%**	24.2%
Increase economic premium	**(11.6)**	1.6
Average goodwill	**72.1**	88.4
ROIC	**9.9%**	16.9%

In view of the divestiture, the above table only includes the results for the first nine months of 2001, compared with a full year for 2000. The results for these nine months were under pressure from the increase in the milk prices.

Campari

Early July 2001 Davide Campari-Milano S.p.A. was floated on the Milan stock exchange. At this Initial Public Offering Wessanen sold 33.2% of its entire 35% stake at the introduction price of EUR 31. The total proceeds of the sale amounted to EUR 300 million, resulting in a book profit of EUR 118 million. The remaining 1.8% was sold in February 2002. Our share in the Campari results for the first half-year (EUR 11 million) has been incorporated in the financial statements.

Other financial items

The interest costs decreased to EUR 32.5 million (2000: EUR 38.5 million).
The extensive changes in the activity portfolio have led to considerable movements in the debt position during 2001 and on balance led to a decrease of the interest costs as compared to 2000.
At the end of 2001 interest-bearing debt was EUR 256 million (2000: EUR 692 million).
The effective tax rate decreased from 34.9% to 29.3%.
The cash-flow from operational activities amounted to EUR 103.6 million in 2001 (2000: EUR 139.1 million)

Wessanen

Important dates

Monday, March 18:	Publication of the Annual Report, 2001
Wednesday, April 3:	General Shareholders' Meeting
Wednesday, August 28:	Publication of the half-year figures, 2002

Corporate profile

Koninklijke Wessanen nv is a multinational food company based in the Netherlands, which operates in the European, American and Canadian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.

Annex

Statement 2001 - Koninklijke Wessanen nv

Note on Forward-Looking Statements

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the US federal securities laws. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Wessanen's ability to control or estimate precisely, such as future market conditions, the behavior of other market participants and the actions of governmental regulators. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Wessanen does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

Note for the editor

For more information, please contact Aletta Smaal, Communications Manager, phone: 020 547 94 51, e-mail: a.smaal@wessanen-hq.com.

Annual results 2001 – Koninklijke Wessanen nv

Consolidated income statement

in millions euro	2001	2000
Net sales	**3,967.9**	3,933.8
Operating expenses	**(3,843.3)**	(3,780.0)
EBITA (operating result before amortization of goodwill)	**124.6**	153.8
Amortization of goodwill	**(4.3)**	-
EBIT (operating result)	**120.3**	153.8
Financial income and expenses, net	**(32.5)**	(38.5)
Income from ordinary activities before taxes	**87.8**	115.3
Income taxes	**(25.7)**	(40.2)
Income from participations and minority interests	**12.1**	23.1
Net income from ordinary activities	**74.2**	98.2
Net income from ordinary activities before amortization of goodwill	***78.5***	*98.2*
Extraordinary result	**164.8**	-
Net income	**239.0**	98.2

Consolidated balance sheet

in millions euro	December 31, 2001	December 31, 2000
Fixed assets	**523.8**	734.0
Current assets	**862.3**	1,013.7
	1,386.1	1,747.7
Group equity	**589.4**	476.9
Provisions	**55.2**	37.8
Long term liabilities	**180.7**	192.0
Current liabilities	**560.8**	1041.0
	1,386.1	1,747.7
Financial highlights		
ROS*	**3.1%**	3.9%
Average capital employed	**940.0**	875.0
ROI**	**13.3%**	17.6%
Increase economic premium	**(42.2)**	(20.8)
Average goodwill	**660.4**	564.0
ROIC***	**7.8%**	10.7%
Group equity as a percentage of total assets	**42.5%**	27.3%
EBITDA/interest ratio	**5.5**	5.5
Financial information per share *(in euro)*		
Net income from ordinary activities before amortization of goodwill	**0.94**	1.16
Net income	**2.86**	1.16
Dividend	**0.58**	0.58
Average number of outstanding shares	**83,560,391**	84,994,539
Number of outstanding shares on December 31	**72,588,501**	86,724,613

* EBITA as percentage of sales

** EBITA as percentage of the average capital employed excluding goodwill paid in the past.

*** EBITA as percentage of the average capital employed including goodwill paid in the past

Consolidated statement of cash flows

in millions euro

	2001	2000
Operating activities		
Net income from ordinary activities	**74.2**	98.2
Depreciation of fixed assets	**54.2**	58.0
Amortization of goodwill	**4.3**	-
	132.7	156.2
Changes in working capital and provisions	**4.0**	(5.8)
Income from participations and minority interests	**(12.1)**	(23.1)
Dividends received from participations	**9.2**	11.8
Extraordinary results excl. result on divestments	**(30.2)**	-
Cash flow from operating activities	**103.6**	139.1
Investing activities		
Fixed assets	**(82.6)**	(78.8)
Financial fixed assets	**(0.9)**	(11.0)
Purchase price acquisitions	**(137.2)**	(178.5)
Divestments	**742.6**	11.3
Cash flow from investing activities	**521.9**	(257.0)
Financing activities		
Long-term liabilities	**(7.3)**	(116.0)
Current liabilities	**(401.6)**	281.5
Issue of shares	**3.8**	-
Purchase of own shares	**(139.8)**	(22.2)
Dividend paid	**(49.1)**	(44.5)
Cash flow from financing activities	**(594.0)**	98.8
Change in cash	**31.5**	(19.1)

Wessanen

Koninklijke Wessanen nv

Press release

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 954 45
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, December 20, 2001
(08:30 am)

Wessanen divests activities in Thailand

The Executive Board of Koninklijke Wessanen nv announces that Golden Foods International, Co., Ltd (GFI), Bangkok, Thailand, and Golden Foods Marketing GmbH (GFM), Germany have been sold to Grampian Country Food Group Ltd, Aberdeen, UK.
Total annual sales of GFI and GFM amounted to approximately EUR 70 million in 2000.

The divestiture of GFI and GFM is a major step in Wessanen's ongoing strategic focus on natural, healthy foods and specialties for the health and quality-conscious consumer. In this respect the poultry activities no longer fit in with our strategy. Agreements have been made with the purchaser on continuing the supply of chicken meat to our successful European convenience food companies.

The activities were sold at approximately book value. Writing off part of the goodwill paid in the past will result in an extraordinary charge of approximately EUR 30 million. In line with earlier announcements the divestments of the interest in Campari and the dairy activities in the United States will result in extraordinary income totalling more than EUR 140 million.

With annual sales of almost GBP 1.5 billion Grampian Country Food Group is a leading food company in the UK, in particular aimed at producing poultry and pig meat.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Aletta Smaal, Communications Manager, phone: +31 (0)20 547 94 51, e-mail: a.smaal@wessanen-hq.com.

Wessanen

Press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 10
Telefax +31 (0)20 547 94 11
E-mail g.garnaat@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, October 19, 2001
(1:00 p.m.)

Reduction of capital Wessanen approved

The General Meeting of Shareholders of Koninklijke Wessanen nv held this morning has approved the adjustment of the capital structure by reducing the number of outstanding shares by 10% and the cancellation of the shares bought back in the market.

The number of outstanding shares will be reduced by 10% by way of adjusting the capital structure (the so-called Kempen-route), to which no Dutch income and dividend tax is applicable. This will be achieved by the structure of the transaction, which consists of (1) converting part of the share premium reserve into nominal share capital, (2) reducing the nominal share capital thus adjusted by redeeming to shareholders a cash amount of EUR 0.92 for each share held, corresponding with 10% of the closing share price on October 2, 2001, and (3) consolidating every ten existing shares into nine new shares.

Following this approval by the General Meeting of Shareholders, Wessanen strives to complete the reduction of the share capital in combination with the capital repayment before the end of 2001, taking into consideration a waiting period of two months in accordance with Dutch law.

Executive Board
Koninklijke Wessanen nv

Note for the editor:

For more information, please contact Gert Garnaat, Corporate Secretary,
phone: 020 547 9410, e-mail: g.garmaat@wessanen-hq.com.

Wessanen

Press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 10
Telefax +31 (0)20 547 94 11
E-mail g.garnaat@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, October 19, 2001
(08.30 a.m.)

Wessanen maintains outlook for full year 2001

At the General Meeting of Shareholders of Koninklijke Wessanen nv that will take place this morning concerning the adjustment of the capital structure and the cancellation of the shares that have been bought back in the market, the Executive Board will make the following announcements:

- Wessanen maintains its outlook for full year 2001;
- Share buy back in the market now totals 5.8%.

Wessanen maintains outlook for full year 2001

For the full year 2001 Wessanen maintains the earlier announced expectation that the operating results of the core activities, which exclude the dairy activities, will increase by at least 15% as compared to 2000. The company also maintains the expectation that the net income from ordinary activities over the full year 2001 will amount to EUR 75-80 million. In addition, the execution of the wellness strategy is developing according to plan. Since midyear 2000 Wessanen has acquired EUR 500 mln of new sales in Natural and Specialty foods.

Share buy back in the market now totals 5.8%

On October 3, 2001 the Executive Board announced the intention to reduce the number of (depositary receipts of) outstanding shares with a maximum of 17% by means of a combination of adjusting the capital structure (10%) and buying back shares in the market (7%).

As per today 5,056,678 shares have been bought back in the market at an average price of EUR 9.78.

Executive Board
Koninklijke Wessanen nv

Note for the editor:

For more information, please contact Gert Garnaat, Corporate Secretary,
phone: 020 547 9410, e-mail: g.garmaat@wessanen-hq.com

Wessanen

Press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 94 45
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, October 3, 2001
(8:30 a.m.)

Wessanen to reduce number of outstanding shares with a maximum of 17%

In line with earlier announcements the Executive Board of Koninklijke Wessanen nv announces that, after the successful sale of its US dairy activities, it intends to reduce the number of (depository receipts of) outstanding shares with a maximum of 17% by means of a combination of an adjustment of the capital structure and buying back shares in the market.

The number of outstanding shares will be reduced with 10% by way of adjusting the capital structure (the so-called Kempen-route), to which no Dutch income and dividend tax is applicable. This will be achieved by the structure of the transaction, which consists of (1) converting part of the share premium reserve into nominal share capital, (2) reducing the nominal share capital thus adjusted by redeeming to shareholders a cash amount of EUR 0.92 for each share held, corresponding with 10% of the closing share price on October 2, 2001, and (3) consolidating every ten existing shares into nine new shares.

Adjusting the capital structure will be proposed to an Extraordinary General Meeting of Shareholders to take place on October 19, 2001. After approval, the adjustment of the capital structure will become effective approximately two months after this date, due to legal requirements. Kempen & Co is acting as Wessanen's financial advisor in adjusting the capital structure.

In addition to the adjustment of its capital structure, Wessanen will also buy back a maximum of 7% outstanding shares in the market.

Wessanen intends to finalize both the adjustment of the capital structure and the buy back of shares before the end of the year.

By reducing the number of shares outstanding, Wessanen's capital structure will be further optimized, following the sale of both substantially all its interest in Campari and the sale of its US dairy activities.

Wessanen

Also after the reduction of outstanding shares, Wessanen will continue to have a strong balance sheet, facilitating further acquisitions in executing the wellness strategy, which is aimed at healthy, natural food and specialties for the health and quality-conscious consumer.

Executive Board
Koninklijke Wessanen nv

Note for the editor:

For more information, please contact Aletta Smaal, Communications Manager,
phone: 020 547 94 51, e-mail: a.smaal@wessanen-hq.com.

Wessanen

Press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 94 55
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, September 26, 2001
(8:30 a.m.)

Divestiture of Wessanen's American dairy activities completed

The Executive Board of Koninklijke Wessanen nv announces that the divestiture of its dairy activities in the United States, Crowley Foods, Inc., Binghamton, New York, and Marigold Foods, Inc., Minneapolis, Minnesota, to National Dairy Holdings L.P., Dallas, Texas, has been completed. The selling price of USD 400 million will result in a book profit of at least EUR 40 million.

The acquisitions by National Dairy Holdings will provide the opportunity for Crowley Foods and Marigold Foods to become a cornerstone of a premier US dairy operation and to continue their tradition of operational excellence and leadership in their respective regional markets.

The proceeds of this divestiture will be utilized for the further execution of our wellness strategy, which is aimed at healthy, natural food and specialties for the health and quality-conscious consumer.

Furthermore, in line with earlier announcements, we will shortly commence the buy-back of shares. Notification of the specifics pertaining to share buy-back will follow.

Executive Board
Koninklijke Wessanen nv

<u>Note for the editor:</u>
For more information, please contact Aletta Smaal, Communications Manager,
phone: 020 547 94 51, e-mail: a.smaal@wessanen-hq.com.

Wessanen

press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 94 45
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, August 29, 2001
(1:00 p.m.)

Increase mid year results Wessanen in line with expectations

- Mid year results in line with previous announcements:
  - net profit increases by 3.5% to EUR 41.1 million
  - operating result of the core activities increases by 19.7%
- Execution of strategy runs according to plan
- Outlook full year 2001 maintained

Mid year results 2001 in line with previous announcements

In line with previously announced expectations net profit from ordinary activities increased by 3.5% from EUR 39.7 million in the first half of 2000 to EUR 41.1 million in the first half of 2001. Based on the average number of outstanding shares on 30 June 2001 net earnings per share amounted to 48.6 eurocents (2000: 46.3 eurocents), an increase of 5%. The positive effect of the increased exchange rates, in particular that of the US dollar versus the Euro, amounted to EUR 3.5 million on operating result and EUR 1.0 million on net profit.

In the first half of 2001 the operating result (EBIT) showed a modest decrease as compared to the first half of 2000 and amounted to EUR 63.1 million (2000: EUR 64.8 million). The bookyear 2001 is the first year in which Wessanen amortizes goodwill as a result of acquisitions. This has resulted in an operational charge of EUR 0.6 million as goodwill amortization in the first half of 2001.
The operating result of the core activities, thus excluding the American dairy activities and Leerdammer Company, increased by 19.7% as compared to the first half of 2000.

In the first half of 2001 sales increased by 13.4% to EUR 2,116 million, composed of a 9.7% increase as a result of acquisitions, an increase of 5.5% as a result of (higher) exchange rates and a negative autonomous growth of 1.8%. The autonomous growth figure is to a large extent impacted by a 7.5% lower sales figure at the US Natural & Speciality Foods activities against the first half of 2000, however, for a large part influenced by incidental factors such as deliberately discontinued sales and an additional working week in

2000 as compared to 2001. Also the adverse market conditions of vitamins and supplements had a negative impact on our sales.

The overall ROS (operating result before amortization of goodwill as a percentage of sales) decreased from 3.5% in the first half of 2000 to 3.0% in the first half of 2001. This decrease was mainly caused by lower results at the dairy activities and the US Natural & Specialty Foods activities. As a result, the ROIC, the operating result as a percentage of the average invested capital, including goodwill paid in the past, decreased from 9.6% to 7.7%.

We are satisfied with the development of cashflow, although the net debt position corrected for exchange rate fluctuations increased by EUR 15.0 million. The increase of the debt was caused by a number of factors, such as acquisition financing (EUR 53.1 million), dividend payments (EUR 37.3 million) and the buyback of shares (EUR 8.7 million). The 631,750 shares that were bought back cover our outstanding stock option plan.

As a result of acquisitions in 2000 and 2001 the financial expenses increased by EUR 4.7 million to EUR 23.5 million.
The decrease of the effective tax burden is mainly caused by the fiscal compensation of losses from earlier book years.

Execution of strategy runs according to plan

Acquisitions

During the first half of 2001 we made good progress in the execution of our 'wellness' strategy, which is aimed at healthy, natural food and specialties for the health and quality-conscious consumer. Wessanen's acquisition policy is mainly targeted at strengthening our position in wellness food markets in Europe, the United States and Canada.

The acquisitions in the first half of 2001 add up to a total annual sales figure of approximately EUR 200 million.
We further expanded our market position in the Netherlands by the acquisition of the Zonnatura brand in February (annual sales EUR 20 million) and the 41% participation in Natudis BV in April (annual sales EUR 50 million). Also as a result of these acquisitions Wessanen is now the market leader in the Dutch wellness food market.
In Germany, the largest European market in this segment, we strengthened our position by the acquisition of Corposan Holding GmbH in June of this year (annual sales approximately EUR 50 million).
The leading market position of Tree of Life in the United States was further reinforced in March of this year by the acquisition of Food for Health, Inc. (annual sales approximately EUR 50 million), which was consolidated immediately into existing operations.

Wessanen

After closing of the first half year in July 2001, we acquired the Canadian distribution company Preisco/Jentash, herewith further strengthening the position of Tree of Life, Inc., in this growth market (annual sales approximately EUR 30 million).

Divestments

In April of this year, following earlier announcements with regard to the divestment of the dairy activities we executed definitive agreements to sell our American dairy activities to National Dairy Holdings L.P., Dallas, Texas, USA. Additional anti-trust inquiries resulted in a delay in the closing of this transaction. We maintain our expectation that we will finalize this divestment at the end of the third quarter of 2001.

Early July 2001 Davide Campari-Milano S.p.A. was listed on the Milan stock exchange. In this IPO Wessanen sold 33.2% of its 35% share at the introduction price of EUR 31.-. The total proceeds for Wessanen amount to EUR 300 million, resulting in a book profit of over EUR 100 million.

Outlook full year 2001 maintained

For the full year 2001 we expect an increase in the operating results of the core activities, which excludes the dairy activities, of at least 15% as compared to 2000. This outlook is based on the anticipated better performance of Tree of Life USA for the full year 2001 as compared to 2000.
Given the discontinuation of our participation in Campari in early July 2001, the expected deconsolidation of the US dairy activities as of the fourth quarter, a sharply decreased contribution of Leerdammer Company and assuming unchanged exchange rates, we maintain our expectation that the net income over the full year 2001 will amount to EUR 75-80 million.

Due to the delay occurring in closing the US dairy, the envisaged buy-back of shares will be executed in the fourth quarter of 2001.

Interim dividend

An unchanged dividend in cash of EUR 0,15 per ordinary share of EUR 1,- will be payable, after deducting dividend tax, effective 12 September 2001.

Note for the editor:

For more information, please contact Aletta Smaal, Communications Manager, phone: +31 (0)20 547 94 51, e-mail: a.smaal@wessanen-hq.com.
You will also find our complete interim report 2001 on our website: www.wessanen.com.

INTERIM STATEMENT 2001 – KONINKLIJKE WESSANEN NV

Consolidated income statement

x EUR 1 million	First six months 2001	First six months 2000
Sales	**2,115.7**	1,865.1
Operating expenses	**(2,052.0)**	(1,800.3)
Amortization goodwill	**(0.6)**	-
Operating result	**63.1**	64.8
Financial income and expenses, net	**(23.5)**	(18.8)
Income from ordinary activities before taxes	**39.6**	46.0
Income taxes	**(10.4)**	(17.7)
	29.2	28.3
Income from participations	**12.5**	11.4
Minority interest	**(0.6)**	-
Net income from ordinary activities	**41.1**	39.7

Consolidated balance sheet

x EUR 1 million	June 30, 2001	December 31, 2000
Fixed assets	**843.6**	734.0
Current assets	**1,047.1**	1,013.7
	1,890.7	1,747.7
Group equity	**536.7**	476.9
Provisions	**38.9**	37.8
Long term liabilities	**207.1**	192.0
Short term liabilities	**1,108.0**	1,041.0
	1,890.7	1,747.7

Financial highlights

ROS *	**3.0%**	3.5%
Group equity as a percentage of total assets	**28.4%**	27.3%
Financial information per share of EUR 1.00		
Net income per share in eurocent	**48.6**	46.3
Interim dividend per share in eurocent	**15.0**	15.0
Average number of shares outstanding	**84,571,233**	85,825,200

* Operating result before amortization of goodwill as a percentage of sales.

Consolidated statement of Cash Flows

X EUR 1 mln	First six months 2001	First six months 2000
Operating activities		
Net income from ordinary activities after taxes	41.1	39.7
Depreciation property, plant and equipment	29.9	28.6
Amortization goodwill	0.6	-
	71.6	68.3
Changes in working capital and provisions	25.4	29.6
Income from investments in associates	(3.4)	(11.4)
Cash flow from operating activities	93.6	86.5
Investments		
Property, plant and equipment, net	(48.4)	(30.4)
Financial fixed assets	(6.5)	4.3
Purchase price acquisitions	(53.1)	(63.7)
Cash flow from investing activities	(108.0)	(89.8)
Financing		
Short-term financing	41.2	51.1
Purchase of own shares	(4.5)	(23.3)
Dividends paid	(37.3)	(31.5)
Cash flow from financing activities	(0.6)	(3.7)
Change in cash	(15.0)	(7.0)

Shareholders ' equity	June 30, 2001	December 31, 2000
Balance of beginning year	473.1	561.0
Increase resulting from stock dividend	-	5.6
Net income	41.1	98.2
Interim dividend	(12.3)	(13.0)
Final dividend	-	(37.3)
Goodwill	(1.9)	(149.9)
Purchase of own shares	(5.2)	(22.2)
Translation adjustments	37.6	30.7
Balance June 30, 2001, resp. December 31, 2000	532.4	473.1

Wessanen

Press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 10
Telefax +31 (0)20 645 91 60
E-mail g.garnaat@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, August 3, 2001
(08:30 am)

Wessanen further reduces interest in Campari

The Executive Board of Koninklijke Wessanen nv announces that Wessanen's interest in Davide Campari-milano S.p.A. was further reduced from 5% to 1.8% as a result of a partial exercise of the 'greenshoe' option at the introduction price of EUR 31 by Deutsche Bank and UBS Warburg.
In early July of this year Wessanen sold already 30% of Davide Campari-Milano as part of the initial public offering of Campari shares.

Including this partial exercise of the 'greenshoe' option total loss proceeds to Wessanen amount to EUR 300 million, resulting in a capital gain of over EUR 100 million.

Wessanen will use the proceeds to further execute its 'wellness' strategy of concentrating on healthy, natural foods and specialties for the health and quality-conscious consumer.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Gert Garnaat, Secretary to the Executive Board, phone: +31 (0)20 547 94 10, e-mail: g.garnaat @wessanen-hq.com.

COMPANY PROFILE

Koninklijke Wessanen nv is a multinational food company based in the Netherlands which operates on the European, American and Asian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies. Wessanen generates annual sales of EUR 3.9 billion. Shares of Koninklijke Wessanen nv are quoted on the stock exchanges in Amsterdam, London, Frankfurt, Düsseldorf and EBS Switzerland. Sponsored ADRs are traded in the United States.

Wessanen

Press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 9445
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, July 18, 2001
(8.30 a.m.)

Wessanen reinforces position in Canadian market

The Executive Board of Koninklijke Wessanen nv announces that Tree of Life Inc., its marketing and distribution company in natural & specialty foods in North America, has reached an agreement to purchase Preisco Foods Ltd. and Jentash Specialty Foods Limited Partnership (Preisco/Jentash Foods), Vancouver, Canada.

Preisco/Jentash Foods distributes specialties and health food to supermarkets and the out-of-home channel in Western Canada, with total sales of approximately CAN$ 42 million. The Preisco/Jentash Foods business will be combined with the Ashley Koffman division of Tree of Life Canada.

The acquisition of Preisco/Jentash Foods fits in with Wessanen's strategy to further concentrate on healthy, natural food and specialties for the health and quality conscious consumer. It will further reinforce Wessanen's network in the Canadian supermarkets and out-of-home channel, thus further expanding Wessanen's position in the North American wellness market.

The acquisition will be paid in cash and will directly contribute to the earnings per share excluding amortization of goodwill. The transaction is expected to close within the next few weeks.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Aletta Smaal, Communications Manager, phone: +31 (0)20 547 9451, e-mail: a.smaal@wessanen-hq.com.

COMPANY PROFILE

Koninklijke Wessanen nv is a multinational food company based in the Netherlands which operates on the European, American and Asian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.
Wessanen generates annual sales of EUR 3.9 billion. Shares of Koninklijke Wessanen nv are quoted on the stock exchanges in Amsterdam, London, Frankfurt, Düsseldorf and EBS Switzerland. Sponsored ADRs are traded in the United States.

Wessanen

Press Release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 95 01
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, July 3, 2001
(5:00 p.m.)

Wessanen sells its stake in Campari

The Executive Board of Koninklijke Wessanen nv announces that it has sold a share of approximately 30% in Campari S.p.A., the Italian drinks company, at an issue price of EUR 31 per share. Wessanen had a participation of 35% in Campari, the remaining 5% Wessanen has granted as an overallotment option (greenshoe) to Deutsche Bank and UBS Warburg, as joint global coordinators, at the issue price.

Assuming the greenshoe is exercised Wessanen will have sold its entire holding in Campari for gross proceeds of about EUR 315 million with a resultant capital gain of over EUR 100 million.

Wessanen's sale was carried out as part of the initial public offering of Campari shares. Trading of the shares on the Milan stock exchange is expected to commence on July 6, 2001.

Wessanen will use the proceeds to further execute its "wellness" strategy of concentrating on healthy, natural foods and specialties for the health and quality conscious consumer.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Ms Aletta Smaal, phone +31 6 284 384 50, e-mail a.smaal@wessanen-hq.com.

Koninklijke Wessanen nv is a multinational food company based in the Netherlands which operates on the European, American and Asian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.
Wessanen generates annual sales of EUR 3.9 billion. Shares of Koninklijke Wessanen nv are quoted on the stock exchanges in Amsterdam, London, Frankfurt, Düsseldorf and EBS Switzerland. Sponsored ADRs are traded in the United States.

Wessanen

Press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 10
Telefax +31 (0)20 547 95 01
E-mail g.garnaat@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, June 13, 2001
(8.30 a.m.)

Reinforcement of position in German health food market with acquisition of the Tartex, Dr Ritter and Allos brands

The Executive Board of Koninklijke Wessanen nv announces that a contract has been signed to acquire Corposan Holding GmbH, based in Baden-Baden, Germany.

Corposan has a leading position in Germany with a number of wellknown brands in the specialized store channel. Tartex, a brand for vegetarian products, has been on the German market for almost sixty years. Pates and spreads represent 70% of Tartex sales and are available in reform stores only. The Dr Ritter brand covers health food products, such as functional food, food supplements and vitamins. Corposan's third main brand, Allos, comprises organic food, such as honey, fruitspreads, mueslis and cereal bars.
In 2000, Corposan's annual sales amounted to approximately DM 100 million. The acquisition will be paid in cash and will directly contribute to the earnings per share. Assuming timely regulatory approval, the transaction is expected to be completed by the end of July 2001.

The acquisition is in line with Wessanen's strategy to further concentrate on healthy, natural foods and specialties for the health and quality conscious consumer. It will provide a network in the German specialized store channel, thus further expanding Wessanen's position in the European wellness market. Furthermore, it will strengthen the base for branded health food products in Europe, following recent acquisitions such as Distriborg, Zonnatura and the participation in Natudis.

Executive Board
Koninklijke Wessanen nv

<u>Note for the editor:</u>
For more information, please contact Gert Garnaat, Secretary to the Executive Board, phone: 020 547 94 10, e-mail: g.garnaat@wessanen-hq.com.

Wessanen

Press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 10
Telefax +31 (0)20 547 95 01
E-mail g.garnaat@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, June 13, 2001
(8.30 a.m.)

Outlook mid year and full year 2001

The Executive Board of Koninklijke Wessanen nv today makes the following announcements:

- Entire 35% participation in Campari to be sold in IPO
- Transfer of Marigold and Crowley delayed due to further anti-trust enquiries
- Outlook mid year and full year 2001

Entire 35% participation in Campari to be sold in IPO

Favorable market conditions and continued focus on our core business have induced Wessanen to decide to sell its entire 35% participation in Campari in the company's planned IPO early July 2001.

Sale of Marigold and Crowley slowed due to additional anti-trust inquiries

Due to the significant nature of impending changes in the U.S. dairy market, particularly those changes resulting from the anticipated merger of Suiza Foods and Dean Foods, the sale of Marigold Foods and Crowley Foods is being further reviewed by the U. S. anti-trust authorities. Wessanen is complying with a comprehensive request from the relevant authorities for additional information, which is expected to delay closing of the sale until the third quarter of this year.

Outlook mid year and full year 2001

Mid year 2001

Whilst Tree of Life Inc., USA, fundamentally continues to develop positively, the first half of 2001 will show lower sales of approximately 5%. This is a result of slowness in the US economy and a lower sales of vitamins and herbs, as well as non-recurring factors, such as an additional week in 2000 as compared to 2001 and deliberately discontinued sales. Due to the above factors we expect a modest autonomous growth in the US in 2001. Developments at Tree of Life Europe in the first half of 2001 were positive with good sales growth. Integration of the acquired companies is developing according to plan. As a result of the positive developments in Europe, the operating result of our natural & specialty foods group will increase. As a result of measures already taken we expect for full 2001 higher operating margins as compared to 2000.

Wessanen

In the course of 2001 the dairy companies were confronted with higher raw material costs, which can only be passed on over time. The other activities show, on balance, a satisfactory development. The convenience food activities will more than compensate the lower operating results at cereals. We maintain our previous expectation that the net profit in the first half of 2001 will increase by 3 to 5% as compared to the first half of 2000.

Full year 2001

For full 2001, we maintain our expectation that the activities, excluding the dairy activities in the United States and Leerdammer Company, will show an increase in operating result of at least 15% as compared to 2000.

Our dairy activities, for which, in view of uncertainty of the timing of the divestments, no estimate of the contribution to the annual results of Wessanen were given, will most likely give a substantially lower contribution. This is a result of approximately EUR 15 million higher raw material costs at especially the European dairy activities, and the expected deconsolidation of the American dairies in the third quarter. As a result, the net income before amortization of goodwill for full 2001 is expected to be between EUR 75 and 80 million (2000: EUR 98,4 million).

Due to the delay occurring in closing the US dairy divestments and putting on hold the selling process of Leerdammer Company, the envisaged buy-back of shares will be executed later in 2001 than foreseen. This, in combination with the above-mentioned lower results of the dairy division, will mean that we will not realize the target of earnings per share in 2001 being at least equal to 2000.

Our midyear 2001 results will be published on 29 August 2001, at which date we will also give further details of the expected full year 2001 results.

Executive Board
Koninklijke Wessanen nv

Note for the editor:

For more information, please contact Gert Garnaat, Secretary to the Executive Board, phone: 020 547 94 10, e-mail: g.garnaat@wessanen-hq.com.

COMPANY PROFILE

Koninklijke Wessanen nv is a multinational food company based in the Netherlands which operates on the European, American and Asian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.

Wessanen

Press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 51
Telefax +31 (0)20 547 954 45
E-mail a.smaal@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, June 12, 2001
(3:00 p.m.)

Sale of Marigold and Crowley slowed due to additional anti-trust inquiries

The Executive Board of Koninklijke Wessanen nv announces that due to the significant nature of impending changes in the U.S. dairy market, particularly those changes resulting from the anticipated merger of Suiza Foods and Dean Foods, the sale of Marigold Foods and Crowley Foods is being further reviewed by the U.S. antitrust authorities. Wessanen is complying with a comprehensive request from the relevant authorities for additional information, which is expected to delay closing of the sale until the third quarter of this year.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Gert Garnaat, Secretary to the Executive Board, phone: +31 20 547 94 10 or Aletta Smaal, Communications Manager, phone: +31 20 547 94 51

Wessanen

Press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 10
Telefax +31 (0)20 547 95 01
E-mail g.garnaat@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, April 19, 2001
(8:00 a.m.)

Wessanen divests US dairy companies, sales process Leerdammer on hold

Further to earlier statements regarding the divestment of its dairy activities the Executive Board of Koninklijke Wessanen nv announces the following:

- **US dairy companies to be sold to National Dairy Holdings L.P. for USD 400 million**
- **Adverse European investment climate due to foot and mouth disease puts sales process for Leerdammer Company on hold**

Marigold Foods and Crowley Foods to be sold to National Dairy Holdings L.P. for USD 400 million

The Executive Board of KoninklijkeWessanen nv announces that is has executed definitive agreements to sell its dairy operations to National Dairy Holdings L.P., Dallas, Texas, USA, for USD 400 million, subject to certain closing adjustments. Crowley Foods Inc., Binghamton, New York, and Marigold Foods Inc., Minneapolis, Minnesota, are leading regional dairy producers in the Northeast and Midwestern United States, respectively.
The combined annual sales of Marigold Foods and Crowley Foods amounted to about USD 1 billion in 2000.
The Boards of both Wessanen and National Dairy Holdings have approved the transactions, which are subject to customary closing conditions including regulatory approvals.

The divestment of Crowley Foods and Marigold Foods is a key part of Wessanen's ongoing strategic focus on its core natural, health and specialty foods operations. The proceeds will be deployed to continue expansion in this high growth market and to complement recent acquisitions such as Distriborg, BOAS, Zonnatura, Food for Health, and the participation in Natudis.

National Dairy Holdings is a strategic partnership between leading US dairy industry participants and Dairy Farmers of America, Inc., the largest dairy farmer-owned marketing cooperative in the United States. The acquisitions will provide the opportunity for Crowley Foods and Marigold Foods to become a cornerstone of a premier US dairy operation and to continue their tradition of operational excellence and leadership in target markets.
Assuming timely receipt of regulatory approval, the transactions are expected to be completed during the second quarter of 2001.

Wessanen

Sales process of Leerdammer Company on hold in view of Foot and Mouth Disease

In view of the adverse investment climate in the European dairy industry due to Foot and Mouth Disease (FMD) we have decided to put the sales process of the Leerdammer Company on hold.

Whilst sales in the first quarter of 2001 are performing in line with expected growth and the consequences of the FMD on the business so far have been very limited, Wessanen believes that a disposal process at this stage would unduly suffer because of this adverse investment climate.

Putting on hold the sales process of Leerdammer Company does not represent a change in corporate strategy.

The successful implementation of Leerdammer's growth strategy will be continued and strongly supported by Wessanen.

Prospects

We maintain our outlook for 2001 as announced during the presentation of the annual figures of 2000. We expect a growth in operating result from the current activities (exclusive the dairy activities) of at least 15% and earnings per share from ordinary activities before amortization of goodwill to be at least equal to 2000. As announced earlier, this takes into account our intention of a possible share buy back.

The announcement made for the first half 2001 of a growth in net earnings from ordinary activities of between 3 and 5% as compared to 2000 will not be impacted by the above mentioned dairy developments.

The extraordinary income on the sale of the US dairy activities will be announced after the completion of the transactions.

Executive Board
Koninklijke Wessanen nv

Note for the editor:

For more information, please contact Mr G. Garnaat, Secretary to the Executive Board,
phone: 020 547 94 10, e-mail: g.garnaat@wessanen-hq.com.

Koninklijke Wessanen nv is a Dutch-based multinational which produces, distributes and markets natural, healthy and specialty foods. Wessanen generates annual sales of EUR 3.9 billion. Shares of Koninklijke Wessanen NV are quoted on the stock exchanges in Amsterdam, London, Frankfurt, Düsseldorf and EBS Switzerland. Sponsored ADRs are traded in the United States.

Wessanen

Press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 10
Telefax +31 (0)20 645 91 60
E-mail g.garnaat@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, April 4, 2001
(08:30 am)

Wessanen reinforces position in natural food market in Benelux with participation in Natudis

The Executive Board of Koninklijke Wessanen nv announces that it is to be expected that an agreement will be reached on acquiring a participation of 41% in Natudis BV, based in Harderwijk, the Netherlands.

Natudis is the leading supplier and distributor of branded natural and health food products in the Netherlands. The company distributes approximately 10,000 different products to 1,000 customers. With proprietary brands such as Natufood, Ekoland, Vetara and Molenaartje, and exclusive brands such as Ecover and Tartex, Natudis is market leader in the Benelux and ranks amongst the top three in Western Europe.
In 2000, Natudis' annual sales amounted to approximately NLG 114 million.

The remaining shares of Natudis are owned by of Hügli A.G., Switzerland, and Mr. N. Broersen, general manager of Natudis, both holding 29.5%. Taking this participation is in line with Wessanen's strategy to further concentrate on healthy, natural foods and specialties for the health and quality conscious consumer. By means of a long-term strategic partnership with Natudis, Wessanen will reinforce its position in the wellness market. The relationship will broaden Wessanen's knowledge and expertise in the natural food segment in the Benelux as well as create opportunities for Wessanen to distribute its brands through Natudis' extensive distribution network.

Apart from an amount in cash the transaction also comprises the transfer to Natudis of De Rit Natuurproducten BV, Tiel, the Netherlands, subsidiary of Wessanen's French distribution company Distriborg. De Rit has annual sales of approximately NLG 16 million. This participation will directly contribute to the earnings per share excluding amortization of goodwill.

Wessanen

This transaction will be filed with the Dutch anti-trust authority (Nma) for approval.

Executive Board
Koninklijke Wessanen nv

Note for the editor:

For more information, please contact Gert Garnaat, Secretary to the Executive Board,
phone: +31 (0)20 547 94 10, e-mail: g.garnaat @wessanen-hq.com.

Wessanen **Press release**

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 94 10
Telefax +31 (0)20 547 95 01
E-mail g.garnaat@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, April 4, 2001
(1:00 p.m.)

Current developments Wessanen

During the General Meeting of Shareholders of Koninklijke Wessanen nv this afternoon in Amsterdam the following announcements will be made:

- First quarter results in line with full year outlook
- Minimal impact of Foot and Mouth Disease in Europe on Wessanen's results so far
- Dairy divestitures in the final stage
- Campari IPO planned June 2001
- Outlook 2001 maintained

First quarter results in line with full year outlook
The Executive Board of Wessanen reports that the first quarter results are in line with expectations for the total year. Due to slowness in the economy in the USA the sales growth in our natural and specialty foods group is slightly behind expectation. The improvement in our cost structure to restore our margins, however, is according to plan. Distriborg continued with the good performance as planned. Organic sales growth is still expected to reach 5 to 10% for the year.
The other continuing groups performed consistent with the outlook given earlier this year.

Minimal impact of Foot and Mouth Disease in Europe on Wessanen's results so far
The outbreak of foot and mouth disease in various European countries so far has only had a minimal effect on Wessanen. Sales of Leerdammer in the first quarter of this year were in line with the expected growth, despite a shutdown of the production due to a three-day interruption in milk collection.
At our convenience food activities an increase in meat prices is noticeable, but does not change our expectation of realizing our targets in this group. Increased sales of vegetarian and vegetable-based products will contribute positively.

Dairy divestitures in the final stage
The divestiture process of Leerdammer Company in Europe and Marigold Foods and Crowley Foods in the United States respectively, is in the final stage. We expect to be able to make further announcements in the near term.

Wessanen

The sale of the dairy activities is in line with Wessanen's strategy to further concentrate on healthy, natural food and specialties for the health and quality conscious consumer. The proceeds of the divestitures will enable Wessanen to further grow in the wellness market.

Campari IPO planned June 2001

Campari recently announced that the IPO is planned for June 2001. Wessanen will sell as a minimum 14% and maximum all 35% of its participation, depending on market conditions.

Outlook 2001 maintained

Based on the current development of our continuing operations, assuming a deconsolidation of the dairy operations as per July 1, 2001, and a minimum effect of foot and mouth disease on our operations, we expect a net profit increase from ordinary activities compared to 2000 of between 3% and 5% for the first half of the year.

We maintain our outlook for 2001 as announced during the presentation of the annual figures of 2000. We expect a growth in operating result from the current activities (excluding dairy activities) of at least 15% and earnings per share from ordinary activities before amortization of goodwill to be at least equal to 2000, taking into account our intention to buy back shares.

Executive Board
Koninklijke Wessanen nv

Note for the editor:

For more information, please contact Mr G. Garnaat, Secretary to the Executive Board,
phone: 020 547 94 10, e-mail: g.garnaat@wessanen-hq.com.

Wessanen **press release**

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 95 29
Telefax +31 (0)20 547 95 01
E-mail t.grefte@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, March 9, 2001
(02:00 pm)

Wessanen strengthens position in the USA with acquisition of Food for Health

The Executive Board of Koninklijke Wessanen nv announces that Tree of Life, Inc., its natural & specialty foods distributor in the United States, reached an agreement to acquire substantially all assets of the distribution business of Food for Health Co., Inc. (FFH) from its parent, AMCON Distributing Company, Omaha, USA.

FFH operates a full service natural food distribution business located in Phoenix, Arizona, and Melbourne, Florida, with annual sales of USD 50 million. FFH will retain its natural foods retail stores, comprised of the Akin chain in Oklahoma and the Chamberlin chain in Florida. Tree of Life will become the primary supplier of these chains.

The acquisition is the next step in the execution of Wessanen's wellness strategy to further concentrate on the health and quality-conscious consumer. FFH will reinforce Tree of Life's distribution network in natural foods and further strengthen Tree of Life's leading position.

The acquisition will be paid in cash and will directly contribute to the earnings per share excluding amortization of goodwill. The acquisition is expected to be finalized by the end of March 2001.

Executive Board
Koninklijke Wessanen nv

Note for the editor:
For more information, please contact Timo de Grefte, corporate staff director Corporate Development & Communications, phone: +31 (0)20 547 95 29, e-mail: t.grefte@wessanen-hq.com.

Wessanen

press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 95 29
Telefax +31 (0)20 547 95 01
E-mail t.grefte@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, February 22, 2001
(13:00 hrs)

Earnings per share increase by 22.1% to EUR 1.16

- Net income increases by 20.3% to EUR 98.2 million
- Earnings per share increase by 22.1% to EUR 1.16
- Net sales increases by 30.4% to EUR 3,934 million
- Operating result increases by 27.6% to EUR 153.8 million
- Autonomous sales growth amounts to 4.1%, Natural & Specialty Foods 11%
- Acquisitions Kemper, Distriborg and Boas in 2000 and Zonnatura in 2001
- Outlook 2001:
  - growth operating result current activities (excluding dairies) at least 15%
  - eps from ordinary activities before amortization of goodwill at least equal to 2000

General

In 2000, Wessanen again showed siginificant growth in both sales and net income.
The net income from ordinary activities increased by 20.3% to EUR 98.2 million, which is well over the income growth of 10 to 15% as expected at the beginning of 2000. Based on the average number of outstanding shares the net earnings per share rose by 22.1% to EUR 1.16 per share (1999: EUR 0.95).

In 2000 Wessanen showed an increase in sales of 30.4%. The sales figure rose to a level of nearly EUR 4 billion, compared to just over EUR 3 billion the previous year. 4.1% of the sales growth can be attributed to autonomous growth. The acquisitions together amounted to approximately EUR 436 of additional sales. The strong US dollar brought approximately EUR 352 million of additional sales.

The operating result increased by 27.6% from EUR 120.5 million to EUR 153.8 million. The operating result as a percentage of sales remained more or less stable at 3.9% (1999: 4%).
After correcting the net income for positive currency effects, Wessanen realized a growth of 13,9%.

Wessanen

Strategic developments

The year 2000 was clearly characterized by a change in strategic focus. It was within this framework that Distriborg, based in France, was acquired in the summer of 2000. About 10% of the Distriborg shares are still in the hands of third parties. At the end of 2000 the acquisition of Dutch specialty food distributor Boas followed. Recently, the intended acquisition of Zonnatura was announced.

The focus on natural, healthy and specialty food and the deliberate choice for markets with above-average growth are the basis for our decision to divest both the American and European dairy activities, as announced in October 2000. We expect the results of the sales process of our dairy activities to be announced during the first quarter of 2001. The proceeds of the divestments will primarily be deployed to execute our strategy.

Objectives

Wessanen's long term objective is to maximize the value of the capital invested by our shareholders.

The market position we now occupy will be reinforced by strategic acquisitions, as well as an autonomous sales growth of 5 to 10% per year.

For the coming five years, the company aims to achieve an average growth in earnings per share from ordinary activities before amortization of goodwill of at least 10% per year.

Outlook 2001

Based on our strategic focus on the growth market of natural, healthy food and specialties and the structurally improved market position, Wessanen expects a growth of at least 15% in the operating result of the current activities (excluding the dairy activities) in 2001. The effect of the exact phasing, extent and result of the divestments and acquisitions are difficult to quantify in the short term. It can be expected that the positive contribution of new activities and decreasing financing expenses cannot yet entirely compensate for the loss of the contribution of our dairy activities to our 2001 result.

Nevertheless, our goal for 2001 is that the earnings per share from ordinary activities will be at least equal to the 2000 level. The instrument of buying back shares is of course at our disposal to realise this goal. As a result of the anticipated book profit on the divestments the result after extra-ordinary income will show a considerable increase.

Dividend

It will be proposed to the Annual General Meeting of Shareholders that the dividend for the book year 2000 be maintained at EUR 0.58 per share.

Furthermore, the final dividend is proposed to be payable in cash as of April 18, 2001.

Wessanen

*Results per group in 2000**

Natural & Specialty Foods

X EUR million	2000	1999
Sales	**1,928.4**	1,275.7
Operating result	**57.0**	43.6
ROS	**3.0%**	3.4%
Average capital employed	**336.2**	207.1
ROI	**17.0%**	21.1%
Increase Economic premium	**(21.2)**	(3.6)
Average goodwill	**188.0**	112.6
ROIC	**10.9%**	13.6%

The combined sales of the companies in this group amounted to EUR 1,928.4 million in 2000. Compared to 1999 (EUR 1,275.7 million) this is an increase of 51%. The autonomous growth (excluding acquisitions and currency effects) was more than 11%.
In line with the strategy of increased focus on the growth market of natural, healthy food and specialties, Distriborg, France, was acquired in 2000. Distriborg is European market leader in this segment. Together with the specialty foods companies of Hagemeijer and A-1 International, acquired during 1999, the acquisitions increased sales by EUR 335 million. As a result of the high growth rate the sales expenses increased substantially, which had a negative impact on our profitability. The integration of the 1999 acquisitions resulted in various additional expenses in 2000. In the United States locations were merged or closed with the consequence of job losses. The operating result as a percentage of sales decreased to 3.0% (1999: 3.4%).
The outlook for 2001 is positive. The synergies between the acquired companies, investments made in new customers at Tree of Life, the power of our distribution network and the continuing emphasis on working capital control, are expected to result in a growth in sales and operating result. We are also anticipating higher operational margins.

* The operating results per group are represented without attribution of corporate overhead costs, to which the figures for 1999 have been amended.

Cereals

X EUR million	**2000**	1999
Sales	**232.6**	227.8
Operating result	**20.5**	17.9
ROS	**8.8%**	7.9%
Average capital employed	**100.5**	102.5
ROI	**20.4%**	17.5%
Increase Economic premium	**2.8**	2.2
Average goodwill	**81.1**	81.1
ROIC	**11.3%**	9.7%

The net sales of the cereal companies amounted to EUR 232.6 million (1999: EUR 227.8 million). A deliberate choice was made for further strategic focus on specialties. This, as well as strict cost control, resulted in an increase in the operating result as a percentage of sales to 8.8% (1999: 7.9%). With our strategy aimed at continuously upgrading our product range, despite increased competition, we foresee for the year 2001 a slight increase in sales, with a stable operating result and a slight improvement in the Economic Premium.

Convenience Food

X EUR million	**2000**	1999
Sales	**206.3**	164.7
Operating result	**9.8**	6.5
ROS	**4.8%**	3.9%
Average capital employed	**76.7**	84.3
ROI	**12.8%**	7.7%
Increase Economic premium	**3.3**	12.0
Average goodwill	**144.8**	117.9
ROIC	**4.4%**	3.2%

In 2000, the net sales of the companies in this group amounted to EUR 206.3 million. Compared to 1999 (EUR 164.7 million), this represents a growth of 25.3%, of which 4.3% was autonomous. The acquisitions of Kemper and Vegeta contributed for an amount of EUR 31.6 million to the sales growth. The operating result as a percentage of sales increased considerably to 4.8% (1999: 3.9%).

For 2001 we expect that the continuous process of innovation and a sharp eye on costs will lead to a further increase in sales and operating result. We will also be investing selectively in capacity, although total invested capital should not increase considerably.

Dairy

X EUR million	2000	1999
Sales	**1,566.5**	1,347.8
Operating result	**76.9**	66.2
ROS	**4.9%**	4.9%
Average capital employed	**361.6**	310.3
ROI	**21.3%**	21.3%
Increase Economic premium	**(9.1)**	6.7
Average goodwill	**150.1**	115.8
ROIC	**15.0%**	15.5%

The net sales of the dairy activities in the US amounted to EUR 1,261.6 million in 2000 (1999: 1,036.8 million). In Europe, the total sales of dairy were EUR 304.9 million (1999: EUR 311.0 million). The activities in the US showed an operating result of EUR 56.7 million (1999: EUR 46.1 million), while an operating result of EUR 20.2 million was achieved in Europe (1999: EUR 20.1 million). In view of the intended divestments by the end of the first quarter of 2001, we expect that the dairy activities will hardly contribute to the 2001 result.

Campari

Once again, Campari achieved excellent results in 2000. Further progress was made with respect to all important brands. The result of our participation in Campari amounted to EUR 23.5 million in 2000 as opposed to EUR 20.1 million in the year before. We consider the return on our 35% stake in Campari to be very satisfactory.
In the meantime, Campari announced that the company is considering an IPO. In that case, we shall reduce our stake.

Financial results

The financial expenses increased to EUR 38.5 million (1999: EUR 20.1 million).
The higher financing expenses were the consequence of acquisitions financing in 1999 and 2000 totalling approximately EUR 15.9 million and exchange rates effects on the higher US dollar of EUR 4.0 million.
At the end of 2000, the interest-bearing debt was EUR 692.0 million (1999: EUR 443.6 million).
The average interest due on outstanding loans was 7.5% (1999: 7.6%).
The tax rate decreased from 38.8% to 34.9%.
The financial expenses in 2001 will provide a totally different picture as a result of envisaged divestments. The proceeds from these divestments will cause interest expenses to drop significantly.

Wessanen

Key dates

Monday March 19, 2001	Publication annual report 2000
Wednesday April 4, 2001	Annual General Meeting of Shareholders
Wednesday August 29, 2001	Publication interim results

Corporate profile

Koninklijke Wessanen nv is a multinational food company based in the Netherlands, which operates on the European, American and Asian markets. We market, distribute and produce wellness products which consumers perceive as natural and wholesome, easy to prepare or indulgent. Knowledge of consumer trends and a clear emphasis on innovation are the basis for growth and continuity in all our companies.

Attachment

Statement 2000 – Koninklijke Wessanen nv

Note for the editor:

For more information, please contact Timo de Grefte, corporate staff director Corporate Development & Communications, phone: +31 (0)20 547 95 29, e-mail: t.grefte@wessanen-hq.com.

Wessanen

STATEMENT 2000 – KONINKLIJKE WESSANEN NV

Consolidated income statement

X EUR 1 million	2000	1999
Sales	**3,933.8**	3,016.0
Operating expenses	**(3,780.0)**	(2,895.5)
Operating result	**153.8**	120.5
Financial income and expenses, net	**(38.5)**	(20.1)
Income from ordinary activities before taxes	**115.3**	100.4
Income taxes	**(40.2)**	(39.0)
Income from participations and minority interest	**23.1**	20.2
Net income from ordinary activities	**98.2**	81.6

Consolidated balance sheet

x EUR 1 million	December 31, 2000	December 31, 1999
Fixed assets	**734.0**	661.2
Current assets	**1,013.7**	829.5
	1,747.7	1,490.7
Group equity	**476.9**	561.8
Provisions	**37.8**	39.3
Long term liabilities	**192.0**	253.9
Short term liabilities	**1,041.0**	635.7
	1,747.7	1,490.7

Financial highlights

ROS *	**3.9%**	4.0%
Average capital employed	**875.0**	704.2
ROI	**17.6%**	17.1%
Increase Economic premium	**(20.8)**	14.0
Average goodwill	**563.9**	427.4
ROIC	**10.7%**	10.6%
Group equity as a percentage of total assets	**27.3%**	37.6%
ICR (interest coverage)	**4**	6
Financial information per share of NLG 2.00		
Net income per share in EUR	**1.16**	0.95
Dividend per share in EUR	**0.58**	0.58
Average number of shares outstanding	**84,994,539**	85,947,600

* Operating result as a percentage of net sales.

Wessanen

Consolidated statement of Cash Flows

X EUR 1 mln	2000	1999
Operating activities		
Net income from ordinary activities after taxes	98.2	81.6
Depreciation Property, Plant and Equipment	58.0	52.2
	156.2	133.8
Changes in working capital and provisions	(5.8)	(34.7)
Income from investments in associates and minority interest	(23.1)	(20.2)
Dividends from associates	11.8	10.3
Cash flow from operating activities	139.1	89.2
Investments		
Property, Plant and Equipment, net	(78.8)	(47.2)
Financial fixed assets	(11.0)	-
Purchase price acquisitions	(178.5)	(258.9)
Divestments	11.3	-
Cash flow from investing activities	(257.0)	(306.1)
Financing		
Long-term liabilities	(116.0)	84.0
Short-term financing	281.5	161.6
Purchase of own shares	(22.2)	-
Dividends paid	(44.5)	(43.3)
Cash flow from financing activities	98.8	202.3
Change in cash	(19.1)	(14.6)

Wessanen

Press release

Koninklijke Wessanen nv

Prof EM Meijerslaan 2
P.O. Box 410
NL - 1180 AK Amstelveen
Telephone +31 (0)20 547 95 29
Telefax +31 (0)20 547 94 45
E-mail t.grefte@wessanen-hq.com
Internet http://www.wessanen.com

Amstelveen, February 9, 2001
(08:30 am)

Acquisition Zonnatura is Wessanen's next strategic step

The Executive Board of Koninklijke Wessanen nv announces that they expect to reach an agreement with Koninklijke Numico NV about the acquisition of Zonnatura, based in Zoetermeer, the Netherlands.

Zonnatura is the leading brand in the Dutch market of healthy and natural food. Its extensive assortment included various herbal teas, rice crackers, mueslis and muesli bars and natural jam. Zonnatura's products are available at most Dutch supermarkets, as well as specialized reform stores. Zonnatura has estimated sales of NLG 45 million.

This acquisition is the next step in Wessanen's strategy to further concentrate on natural and specialties for the health and quality conscious consumer. Zonnatura offers Wessanen a strong brand with high exposure and a premium quality. Thus it is a perfect addition tot the existing brands and activities of Tree of Life and Distriborg, Wessanen's largest natural and specialty foods companies in the USA and Europe respectively.

The acquisition will be paid in cash and will directly contribute to the earnings per share excluding amortization of goodwill.

Executive Board
Koninklijke Wessanen nv

Note for the editor:

For more information, please contact Mr T.A.M. de Grefte, corporate staff director Corporate Development & Communications, phone: +31 (0)20 547 95 29, e-mail: t.grefte @wessanen-hq.com.